SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK NY 10019 (212) 839 5300 (212) 839 5599 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, DC

FOUNDED 1866

May 24, 2010

VIA EDGAR
Karen J. Garnett (Mail Stop 3010)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	FactorShares S&P 2X US Equity Premium (File No. 333-164754)
FactorShares S&P 2X US Anti-Equity Premium (File No. 333-164758)
FactorShares S&P 2X US Equity Anti-USD (File No. 333-164757)
FactorShares S&P GSCI 2X Crude Oil Premium (File No. 333-164756)
FactorShares S&P GSCI 2X Gold Premium (File No. 333-164755)
Registration Statement on Form S-1
Filed February 5, 2010

Dear Ms. Garnett:

     Thank you for your comment letter dated March 9, 2009 addressed to Mr. Stuart J. Rosenthal of Factor Capital Management, LLC (the “Managing Owner”) regarding each captioned registration statement (individually, a “Registration Statement,” collectively, the “Registration Statements”) for FactorShares S&P US Equity Premium (formerly FactorShares S&P 2X US Equity Premium) (the “U.S. Equity/Treasury Relative Value Fund”), FactorShares S&P US Anti-Equity Premium (formerly FactorShares S&P 2X US Anti-Equity Premium) (the “Treasury/U.S. Equity Relative Value Fund”), FactorShares S&P US Equity Anti-USD (formerly FactorShares S&P 2X US Equity Anti-USD) (the “U.S. Equity/Currency Relative Value Fund”), FactorShares S&P Crude Oil Premium (formerly FactorShares S&P GSCI 2X Crude Oil Premium) (the “Oil/ U.S. Equity Relative Value Fund”), and FactorShares S&P Gold Premium (formerly FactorShares S&P GSCI 2X Gold Premium) (the “Gold/ U.S. Equity Relative Value Fund”) (each, a “Fund,” and the “U.S. Equity/Treasury Relative Value Fund,” “Treasury/ U.S. Equity Relative Value Fund,” “U.S. Equity/Currency Relative Value Fund,” “Oil/ U.S. Equity Relative Value Fund,” and “Gold/ U.S. Equity Relative Value Fund,” collectively, the “Funds”).

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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     This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. On behalf of the Managing Owner, we are filing Pre-Effective Amendment No. 1 to each Registration Statement (the “Pre-Effective Amendment”), which reflects, in part, certain of the SEC’s comments.

     Capitalized terms used but not otherwise defined in this letter have the meaning given in the Prospectus forming a part of the Registration Statements.

General

1.

Please tell us why you believe it is appropriate to use a combined prospectus for offerings by five separate registrants. We note that your transmittal letter submitted with the registration statement refers to maximizing the efficiency created by common disclosure. However, it appears that this presentation could be unclear to investors who would be purchasing interests in each fund separately. Provide us with any relevant precedent and statutory or regulatory guidance that supports your view.

Response:

Registering two or more commodity pools on different registration statements and selling them by means of a single prospectus has been a common practice for decades where the commodity pools are within the same family of funds, typically where the funds are organized by the same managing owner, general partner or sponsor.

The inclusion of several of the Managing Owner’s pools in a combined prospectus saves each Fund, and in turn, their respective investors, considerable expense. Because the vast majority of each Fund’s disclosure is virtually identical, filing an individual prospectus and registration statement for each Fund would create duplicative disclosure which is avoided through the filing of a combined prospectus. For example, approximately 85% of the risk factors are common and apply to each of the five Funds. Furthermore, the disclosure in the remainder of the prospectus (excluding the section “The Risks You Face”) relates to all the Funds, except as indicated otherwise. Legal and other costs associated with the preparation and filing of registration statements are substantial and have recently increased. If each Fund was required to print a prospectus that only related to such Fund, the printing costs with respect to each Fund will increase materially, and in turn, the investors will ultimately bear such additional, avoidable and unnecessary costs. Therefore, the efficiencies that are gained through the use of a combined prospectus is in the financial best interests of investors.

Upon consideration, the Managing Owner believes that a combined prospectus will not confuse investors. Additionally, we submit that a combined prospectus facilitates an investor’s and an individual financial advisor’s ability to make a side-by-side comparison of the differences among the Funds, and therefore may aid such an investor’s or financial advisor’s decision as to which Fund might be appropriate.

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Also, prospective selling firms will have the information in one prospectus for due diligence purposes. When broker-dealers examine whether or not to sell shares of a fund, they are required, pursuant to FINRA Rule 2111, to conduct a “reasonable basis suitability” determination, which requires a FINRA member to have a reasonable basis, based on adequate due diligence, that the investment is suitable for at least some of its investors. It is a tremendous advantage for them to be able to compare the five investments with one combined prospectus, as opposed to five separate prospectuses.

Likewise, when an individual financial advisor reviews a product to consider whether to recommend it to a client, he or she is required by FINRA Rule 2111 to have reasonable grounds to believe that each recommendation is suitable for each individual customer, based on that customer’s profile, as delineated in Rule 2111(a). Presenting the five pools side-by-side, in the combined prospectus, without the duplication that would be involved in five separate prospectuses, makes this process more efficient and helps the financial advisor conduct a suitability evaluation.

The ultimate investor also will be able to review the five pools, side-by-side, to make the determination for himself or herself whether an investment in one or more of the pools is in their best interest.

Comment 1 asks for any relevant precedent. There are several families of public commodity pools where several pools have shared a combined prospectus. Each of these has been issued after full review by the Staff.

The Morgan Stanley Spectrum family of pools is a good example. The following information is gleaned from the registration statement filed on March 21, 2002, Registration No. 333-84652. That registration statement contained a combined prospectus for the following six pools:

  Morgan Stanley Spectrum Select, L.P.;

  Morgan Stanley Spectrum Technical, L.P.;

  Morgan Stanley Spectrum Strategic, L.P.;

  Morgan Stanley Spectrum Global Balanced, L.P.;

  Morgan Stanley Spectrum Currency, L.P.; and

  Morgan Stanley Spectrum Commodity, L.P.

Each of the above Morgan Stanley Spectrum pools was previously filed as a separate registration statement.

The Morgan Stanley Charter family of pools is another example. The following information is gleaned from the registration statement filed on February 13, 2003, Registration No. 333-103168. That registration statement contained a combined prospectus for the following four pools:

  Morgan Stanley Charter Graham L.P.;

  Morgan Stanley Charter Millburn L.P.;

  Morgan Stanley Charter MSFCM L.P.; and

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  Morgan Stanley Charter Campbell L.P.

Each of the above Morgan Stanley Charter pools was previously filed as a separate registration statement.

Accordingly, it is clear that there is ample precedent to support our view that the inclusion of several of the Managing Owner’s pools, each of which files a separate registration statement, may include a combined prospectus.

If the Staff has any question as to whether the combined prospectus for the five Funds causes potential for confusion, we cite the registration statement of The Frontier Fund, Pre-Effective Amendment No. 2 to Form S-1 Registration Statement filed May 13, 2009, Registration No. 333-155800. The Frontier Fund, while a single Delaware statutory trust, is comprised of 11 separate series, with several combinations of at least 12 “Major Trading Advisors” and at least as many trading portfolios. The Frontier Fund has 39 classes, most of which have different expense structures and break-even points. The likelihood of confusion of investors in the five Funds is much lower than that of The Frontier Fund. Although we acknowledge that The Frontier Fund is a single Delaware statutory trust organized in series (that are not separate legal entities and separate issuers), we have cited The Frontier Fund as an example to illustrate and support our belief that multiple registration statements incorporating a single combined prospectus would not be confusing for investors.

As the Morgan Stanley Spectrum, Morgan Stanley Charter, and The Frontier Funds all show, investors, financial advisors, and selling firms are accustomed to having many different pools, series and classes offered together in one combined prospectus.

Accordingly, we submit that: 1) it is appropriate to register the five Funds on separate registration statements while combining the prospectus; 2) registration in this fashion is supported by ample precedent; and 3) the combination of the Funds onto the same prospectus is unlikely to confuse investors.

2.

Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the Prospectus. Such graphics and pictorial representations should not be included in any Preliminary Prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Response:

The Pre-Effective Amendment includes all graphics, charts, tables and related items that, as of the date of the filing, will be included in the Prospectus. The Managing Owner notes the Staff’s second sentence of Comment 2 and undertakes not to do so.

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MAY 24, 2010	|
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3.

You state on the prospectus cover page that none of the Funds is an investment company within the meaning of the Investment Company Act of 1940. We note, however, disclosure on page 8, which indicates that the Funds may invest in forward agreements, swaps, or other OTC derivatives. Please tell us how these investments would be consistent your status under the 1940 Act. We will refer your response to the Division of Investment Management for further review.

Response:

Each Fund is not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”) because each Fund is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Each of them is primarily engaged in the business of investing, reinvesting and trading in commodity interests. Therefore, each Fund is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act, as interpreted in a line of SEC No-Action Letters applying this exclusion to commodity pools. See, Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15, 1996); Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983); Peavey Commodity Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983). (These No-Action Letters will be referred to collectively on occasion in this response as the “Peavey No-Action Letters.”) The use of forward agreements, swaps and other OTC derivatives that reference commodities is common practice for commodity pools, and the Staff of the Division of Investment Management has never challenged the 1940 Act status of a commodity pool by reason of its use of such instruments. Indeed, the use of such instruments by commodity pools is commonplace and routine, including by numerous commodity pools reviewed by the Staff over the past 30 years or so that this Firm has been involved in the representation of the sponsors of such pools.

The Peavey No Action Letters

We set forth below certain pertinent excerpts from the Peavey No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is “primarily engaged … in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(b)(1) of the 1940 Act. These are the principles applicable to each Fund and to the analysis of each Fund’s status under the 1940 Act.

Each Fund has been specifically modeled after the advice of the Division of Investment Management in Peavey Commodity Funds I, II and III:

“In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act. Generally, this would require a determination of whether the entity was, otherwise than by its investment in such

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futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) [now Section 3(a)(1)(A)], of the Investment Company Act, or on an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) [now Section 3(a)(1)(C)], of the Investment Company Act.

If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities. In applying this provision to an entity engaged in investing in the aforementioned futures, we would, in accord with section 2(a)(1) of the CEA, consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures.

In determining an entity’s primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development. The first two of these factors are usually regarded as the most telling. However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business. In other words, the fact that such an entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities. See, Alpha-Delta Fund (pub. avail. May 4, 1976).

In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss. Thus, at least with respect to such a company, a company’s intentions are of great importance in determining its primary business. However, a company’s real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company’s primary business. Such a comparison on an annual, or

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other suitable basis, may be more revealing of a company’s primary business than a comparison of the company’s net gains or losses in futures and options of [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company’s relative degree of success in these different areas.”

In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly.

“Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business. A commodity pool that meets the definition of investment company in Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act. Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

In Tonopah Mining Co. of Nevada (“Tonopah”), the Commission adopted a five factor analysis for determining an issuer’s primary business for purposes of assessing the issuer’s status under the Investment Company Act. Although the Commission decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer’s primary business under Section 3(b)(1). These factors are: (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income. In Tonopah, the Commission accorded the fourth and fifth factors the most weight.

The staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the Investment Company Act. The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss. In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that

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commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

     The SEC Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1) [now Section 3(a)(1)(A)]. “A resolution of AIDC’s status under one of these sections will also resolve its status under the other section.” Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980). Consequently, if a Fund qualifies for the Section 3(b)(1) exclusion from “investment company” status under Section 3(a)(3) [now Section 3(a)(1)(C)], such Fund should also not constitute an “investment company” under Section 3(a)(1) [now Section 3(a)(1)(A)]. Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading, in securities,” whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to “investing, reinvesting, or trading, in securities.” The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them. See, Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992). As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from Section 3(a)(3) “investment company” status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of “investment company.”

Analysis of the Funds in light of Peavey

The objective of each Fund is to reflect the difference in daily return, on a leveraged basis, between two market segments. Each Fund represents a relative value strategy seeking to track the differences in daily returns between two futures-based Index components. By simultaneously buying and selling two benchmark Index Futures Contracts, each Leveraged Fund and Leveraged Inverse Fund targets a daily return equivalent to approximately +200% and -200%, respectively, of the difference in daily return between a long futures contract and a short futures contract (before fees, expenses and interest income). Each Fund looks first to the futures markets to obtain its desired exposures to the relevant market segments, and only secondarily to Financial Instruments.

In an attempt to minimize potential tracking error and assuming ordinary market conditions, the Managing Owner expects to look first to the Long Index Futures Contracts and the Short Index Futures Contracts for its exposures to the market segments that comprise its Index. Although the Managing Owner will have the ability to use Financial Instruments upon inception of each Fund’s trading, the Managing Owner does not expect that the Funds will use Financial Instruments unless market conditions change in a manner that provides sufficient incentives for a

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Fund to use Financial Instruments, or the Fund has reached speculative position limits imposed by the futures exchanges. For example, if a certain futures market with respect to a specific Index Futures Contract temporarily became illiquid or experiences another form of disturbance that adversely affect the ability of a Fund to invest in a sufficient number of additional Index Futures Contracts, the Managing Owner may then invest in one or more Financial Instruments in lieu of the original Index Futures Contracts. Similarly, should a Fund reach speculative position limits with respect to a specific Index Futures Contract, the Managing Owner may invest in one or more Financial Instruments in lieu of the relevant Index Futures Contract.

In either event, each Fund looks primarily to commodity interests as its principal intended source of gains and anticipates that commodity interests present the primary risk of loss. The term “commodity” is defined in Section 1(a)(4) of the Commodity Exchange Act and means, in addition to various enumerated agricultural commodities and other goods and articles (excluding onions), “all services, rights and interests in which contracts for future delivery are presently or in the future dealt in.” Consequently, the “services, rights and interests” from which the Financial Instruments derive their value clearly are commodities within the meaning of the Commodity Exchange Act, as they derive their value from the very same “services rights and interests” as exchange-traded futures. The Staff’s guidance in Peavey Commodity Funds I, II and III specifically refers to “futures, including futures in exempted securities and futures on indices of securities, and options on such futures,” clearly illustrating the Staff’s understanding that the term “commodity” is not limited to agricultural commodities and other goods and articles (excluding onions). In Managed Futures Association, the staff speaks of the pool’s investments or trading in “commodity interests,” not just futures and options on futures, clearly illustrating that the Staff’s understanding of the term “commodity interests” is not limited to exchange-traded futures and options on futures. In fact, many commodity pools routinely use forwards, swaps and other OTC derivatives that derive their value from a reference asset that is not presently the reference asset for any exchange-traded future. A good example is emerging markets currencies. Indeed, examples of commodity pools that, in addition to futures and options on futures, use forwards, swaps and other OTC derivatives that derive their value from commodities (whether or not such commodities also serve presently as the reference asset for an exchange-traded future) are so numerous and common that an exhaustive list would be too long to include in this letter. A few recent examples of exchange-traded commodity pools that use such instruments with which the Staff is familiar include: United States Oil Fund, L.P. (Registration No. 333-157823); United States Natural Gas Fund, L.P. (Registration No. 333-159772); and various series of ProShares Trust II (Registration No. 333-156888).

While all derivatives, including exchange-traded futures and options on futures, when held in the portfolio of a registered investment company, may be viewed as securities for certain limited purposes under the 1940 Act (such as the capital structure limitations and leverage limitations set forth in Section 18 of the 1940 Act), their inclusion in the portfolio of a commodity pool that is excluded from the 1940 Act by reason of Section 3(b)(1) does not disturb the Section 3(b)(1) exclusion or the analysis of the Funds under the Peavey No-Action Letters.

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Other Peavey Criteria

     In addition to expected sources of profit and sources of exposure to risk of loss, the Peavey No-Action Letters require one to consider the issuer’s historical development, public representations of policy and the activities of those charged with its management.

     Historical Development. The development of each Fund points clearly to its intention to be a commodity pool, not an investment company. In fact, the entire purpose of each Pool’s development has been precisely that each Fund should operate as a commodity pool which is not also an “investment company” for regulatory purposes. For example, the Managing Owner is registered with the CFTC as the commodity pool operator of each Fund. Each Fund’s disclosure document is compliant with the CFTC’s Part 4 Rules. The Trust Agreement of each Fund mandates that it will terminate if it is required to register as an investment company under the Investment Company Act of 1940. This factor clearly weighs in favor of the conclusion that these Funds are not investment companies.

     Public Representations of Policy. Each Fund is being represented to prospective investors as a commodity pool which attempts to track its corresponding Index. Each Index is comprised of a Long Index Futures Contract and a Short Index Futures Contract. Managing Owner has represented publicly that it expects each Fund will look primarily to the Long Index Futures Contracts and Short Index Futures Contracts and other derivatives referencing commodities in pursuit of its investment objectives. This factor, too, clearly weighs in favor of the conclusion that the Funds are not investment companies.

     Activities of Management. The Managing Owner’s activities are entirely consistent with and support the conclusion that the Funds are excluded pursuant to Section 3(b)(1) of the 1940 Act. The Managing Owner, either directly or by delegation to an agent, will be establishing and closing futures positions on a daily basis as the Funds expand and contract due to daily creations and redemptions of Shares, as well as the daily rebalancing of the Fund’s futures positions. It will be taking similar actions in respect of its forwards, swaps and OTC derivatives. All this activity is consistent with acting as a commodity pool operator and commodity trading advisor, not with operating or advising an investment company. This factor, too, clearly weighs in favor of the conclusion that the Funds are not investment companies.

Conclusion

     Each of the Funds clearly is within the exclusion from the definition of the term “investment company” set forth in Section 3(b)(1) of the 1940 Act, as interpreted by the Staff of the Division of Investment Management in the Peavey No-Action Letters. A forward, swap or other OTC derivative that derives its value from a reference asset that is a commodity is a commodity interest and is a natural instrument for inclusion in the portfolio of a commodity pool. The use of these instruments by the Funds, in the manner and under the circumstances described in the Prospectus, does not alter the conclusion that the Funds are excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act.

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4.

Please revise the prospectus to limit your reliance on defined terms. Many of the terms you use are unique to this prospectus. By creating terms that exist only for use in this prospectus, you are forcing investors to learn a new vocabulary before they can understand your disclosure. Eliminate this over-reliance on defined terms. Instead, disclose material information in a clear, concise, and understandable manner. See Rule 421(b) of Regulation C.

Response:

We have revised the Prospectus in response to the foregoing comment.

5.	Please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K or tell us why you believe the disclosure in not required.

Response:

     Because the Initial Purchaser is a statutory underwriter and not a dealer, we respectfully submit that the legend required by Item 502(b) of Regulation S-K is not required. Furthermore, both the Initial Purchaser and the Authorized Participants have been advised that their activities will cause them to be deemed to be statutory underwriters, as disclosed under the section “Plan of Distribution – Likelihood of Becoming a Statutory Underwriter.”

     The dealer prospectus delivery requirement of Rule 174 of the Securities Act and the notice required by Item 502(b) of Regulation S-K on the outside back page of the prospectus applies to dealers, not underwriters, who did not participate in the primary offering of the Shares.

     Sections 2(a)(11) and 2(a)(12) of the Securities Act define “dealer” and “underwriter,” respectively, as follows:

“The term “dealer” means any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person.

The term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission. As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”

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     An exemption to the provisions of Section 5 of the Securities Act pursuant to Section 4 of the Securities Act is not generally available for transactions by underwriters.1 If an underwriter is involved in a transaction, registration of the shares is required and the transaction and the resale of the shares must comply with, or be exempt from, Section 5 of the Securities Act. Because the Initial Purchaser is a statutory underwriter, not a dealer, the Item 502(b) of Regulation S-K legend is not required. However, the provisions of Section 5 of the Securities Act remain applicable to the Initial Purchaser in its capacity as a statutory underwriter.

Front Cover Page of Prospectus

6.

The cover page of the prospectus is dense and difficult to read. Please limit the cover page to information required by Item 501 of Regulation S-K and information that is key to an investment decision. Much of the information currently on the cover page is repeated in the summary and is not necessary on the cover. Please refer to Rule 421 and A Plain English Handbook available at http://www.sec.gov/pdf/handbook.pdf.

Response:

We have made an effort to improve our compliance with your plain English requirements throughout the Prospectus and to avoid repetition.

We have sought to balance the goal of reduced density and ease of reading against the imperative of including all key information and all information and other statements required to be included by the Staff and other regulators with jurisdiction over this Fund and the manner of its distribution. The goal of reduced density has been adversely impacted by the Staff’s requirement in Comment No. 7 below that we include disclosure regarding the date the offering will end.

We also have made an effort to break long sentences down into shorter ones.

We respectfully submit that the cover page, as revised, is compliant, although we have not eliminated all duplication and it is still rather dense. You should be aware that the style and content of the cover page is consistent with the style and content of many comparable exchange-traded commodity pools, including all those to which we have served as counsel. We have engaged with the Staff in dozens of review processes relating to the registration statements of exchange-traded commodity pools, starting with the first filing of a registration statement by PowerShares DB Commodity Index Tracking Fund (“DBC”), the first commodity pool to be listed on a securities exchange in the United States, filed on May 27th, 2005 (File No. 333-125325). We have been working with the Staff to develop the cover page since then, as well as with the NFA and FINRA. The style and content of the cover page before you has been shaped by those dozens of review processes over the last five years.

1 Except for certain brokers’ transactions under the limited circumstances of Section 4(4) of the Securities Act. See C. Johnson and J. McLaughlin, Corporate Finance and the Securities Laws.

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In particular, the repetition of the description of the price at which Authorized Participants may sell to other investors in the first paragraph and in the paragraph following the risk factor bullet points has become absolutely standard on the cover page of all prospectuses we have prepared for exchange-traded commodity pools. Its genesis can be traced to a Staff comment, issued to the managing owner of DBC on October 13, 2005, which also required the repetition of that disclosure on Page 1 of the Prospectus Summary and in the Plan of Distribution section. The Staff comment appeared to be driven by Instruction 2 to Item 501(b)(3) of Regulation S-K. This language appears in the first paragraph because it is key to an understanding of these investment funds. The language in the paragraph following the risk factor bullet points immediately following the duplicated language has been required to be included by FINRA, and is nonsensical unless proceeded by the duplicative language driven by Instruction 2 to Item 501(b)(3) of Regulation S-K and the Staff’s comment of October 13, 2005, as described above. This duplication on the cover page, and the duplication of cover page information elsewhere in the Prospectus, results from the interplay of the key features of this investment fund, our response to a Staff comment on a predecessor investment fund very closely analogous to this one driven by the need to comply with Instruction 2 to Item 501(b)(3) of Regulation S-K, and the requirements of another regulator with jurisdiction over the manner of these Funds’ distribution.

The disclosure regarding the price at which the Initial Purchaser may sell to other investors in the paragraph following the risk factor bullet points is driven by similar compliance imperatives arising out of Instruction 2 to Item 501(b)(3) of Regulation S-K and FINRA. We present the information in this way to make the cover page as modular as possible. This Prospectus will expire and will be replaced with a new prospectus upon the expiration of its audited financial statements and the filing of a post-effective amendment. At that time, the disclosure regarding the Initial Purchaser will no longer be relevant and will be removed. To facilitate that process and control the expense it engenders, there is a significant benefit to modularity in the disclosure, which reduces the Fund’s expenses and the Staff’s review time down the road.

We are mindful of the Staff’s plain English requirements and respect them as much as we are able. However, experience with investment funds of this type has taught us that, in many instances, more perfect compliance with your plain English requirements will inevitably draw comments from other regulators with jurisdiction over the Fund and the manner of its offering, responding to which results in unnecessary delay and expense.

We hope you will find the foregoing to be sufficiently responsive.

7.	Please disclose the date that the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K and Rule 415(a)(2) under the Securities Act.

Each Fund’s offering will not be on either a “best efforts” or “best efforts minimum/maximum” offering basis and therefore, the disclosures that are required under Item 501(b)(8)(iii) of Regulation S-K are not required. The Managing Owner confirms that it reasonably expects that the amount of Shares registered at the time that each Fund’s registration statement becomes effective will be offered and sold within two years from the initial effective date of the registration statement of each Fund as required by Rule 415(a)(2). We have added the following sentence at the end of the first paragraph of the prospectus cover page in acknowledgment of the

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limitation on the duration of an offering pursuant to Rule 415(a)(1)(ix) set forth in Rule 415(a)(5): “The offering of Shares will terminate on the third anniversary of the registration statement of which this Prospectus is a part unless prior thereto a new registration statement is filed.”

Regulatory Notices

8.

The statement regarding the funds’ status under the Investment Company Act of 1940 is not necessary because it repeats information already provided on the cover page of the prospectus. Please remove this paragraph.

Response:

We have revised the Pre-Effective Amendment accordingly.

Please see page ii.

Summary

9.

We note that the summary is 20 pages long. The amount of detail you include in the summary overwhelms the most significant aspects of the offering. Some information is repeated more than once within the summary. Also, much of the detailed disclosure is repeated in the body of the prospectus. Please revise to limit your summary to the most significant aspects of the funds and the offering and highlight those points in clear, plain language.

Response:

The Summary has been revised in response to the foregoing comment.

Please see pages 1-32.

Investment Objectives of the Funds, page 5

10.

You disclose that each Fund intends to track its corresponding Index on a leveraged and daily basis in order to reflect the “intercommodity spread,” positive or negative, between the corresponding sub-indexes constructed from futures contracts, or Index Futures Contracts, of each Index. You also disclose that the “intercommodity spread” is the difference in the daily changes, positive or negative, between the value of the Long Sub- Index and the value of the Short Sub-Index. This disclosure is difficult to understand. Please provide more detailed explanations of the concept of the intercommodity spread and what it means for a Fund to track an index “on a leveraged and daily basis.” Such explanations should be in plain English. Please refer to Rule 421.

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Response:

We have simplified the above referenced disclosure in response to the foregoing comment. We have replaced the term “intercommodity spread” with “relative value” and we have also provided more detailed explanations of the concept of relative value. Additionally, the disclosure regarding what it means for a Fund to track an index “on a leveraged and daily basis” has been expanded and simplified.

Please see pages 8 and 71-79.

11.

You disclose that the “intercommodity spread” is the difference in the daily changes, positive or negative, between the value of the Long Sub-Index and the value of the Short Sub-Index. This disclosure is difficult to understand. Please explain the concept of the intercommodity spread in clear, plain language.

Response:

Because of the overlap between Comments #10 and #11, our response to Comment #10 is responsive to Comment #11. Please see our response to Comment #10.

12.

Refer to the description of each Fund beginning on page 7. You disclose that FactorShares S&P 2x US Equity Premium, or the Equity/Treasury Intercommodity Spread Fund, is designed to seek daily investment results, before fees and expenses, corresponding to +200% of the daily differences in the changes, positive or negative, of the S&P U.S. Equity Risk Premium Total Return Index, or the Equity/Treasury Intercommodity Spread Index and that the Equity/Treasury Intercommodity Spread Index is intended to reflect the daily differences in the changes, positive or negative, between the value of the S&P 500® Futures Excess Return Index, which is constructed from the front Long Index Futures Contract on the E-mini Standard and Poor’s 500 Stock Price IndexTM Futures, or the Equity Index Futures Contract, and the value of the S&P 30-Year Treasury Bond Futures Excess Return Index, which is constructed from the front Index Futures Contract on the 30-Year U.S. Treasury Bond Futures, or the Treasury Index Futures Contract.

This disclosure is difficult to understand. Please provide a clear and concise explanation of how each Fund intends to operate, including the use of leverage, and the underlying investment objective of each Fund. Please clearly and separately explain each of the concepts embedded in the disclosure above. Such explanations for each Fund should be in plain English so that investors can understand what each Fund is trying to achieve, how it intends to achieve such results, and the rationale for investing in each Fund. Please refer to Rule 421.

Response:

We have simplified the above referenced disclosure in response to the foregoing comment. The disclosure explaining how each Fund intends to operate, including the use of leverage, and the underlying investment objective of each Fund, has been simplified and clarified.

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Leveraged Exposure to Commodities Using Derivatives.

The following discussion is intended to explain how a commodity derivatives trader achieves a leveraged exposure to a commodity, to assist the Staff in evaluating the quality of the modified disclosure in this regard.

Synthetic Leverage Embedded in Derivatives.

Commodity pools that employ leverage do so synthetically by entering into derivatives with an aggregate notional value in excess of the commodity pool’s net asset value. This has an effect equivalent to investing with borrowed money, by achieving the right to a return on a capital base (in the case of a commodity pool, a notional capital base, not a cash capital base) in excess of the pool’s net asset value. Any excess in the aggregate notional value of a commodity pool’s derivatives positions, however small, over its net asset value constitutes a synthetic form of leverage. A pool’s net asset value, in a nutshell and excluding expenses and other liabilities, is simply the aggregate amount of its cash and the value of its securities positions, plus (or minus) the positive (or negative) amount of the market value of its commodity derivatives.

Notional Value v. Market Value of Long Commodity Derivatives Positions.

The subject of a commodity derivative is a number of units of an underlying asset, which may be a 10-year treasury bill, a troy ounce of gold or a barrel of West Texas Intermediate Crude Oil (“WTI”). The “notional” amount of the derivative is the number of units of the underlying asset to which the contract refers, multiplied by the market price per unit.

Assume, for example, that on September 1 a futures trader with $1,000,000 in capital (i.e., hard dollars) establishes a long position (i.e., a contract to buy, or a bet that the price of WTI will rise) in 20,000 barrels of WTI for December delivery at a market price of $50 per barrel. The “notional” amount of the contract initially is $1,000,000 ($50 x 20,000), and its market value is zero. The trader is unlevered, as his notional exposure does not exceed his net asset value. As December approaches, the market price for a barrel of WTI for December delivery will rise or fall. If the market price of a barrel of WTI for December delivery rises to $52 per barrel, the market value of the contract (i.e., the amount of profit the futures trader would realize upon selling the contract or closing the position) would be $40,000 ($52 - $50 = $2; $2 x 20,000 = $40,000), while its “notional” amount would rise to $1,040,000 ($52 x 20,000). If the market price of a barrel of WTI for December delivery falls to $48 per barrel, the market value of the contract (i.e., the amount that the futures trader would have to pay (or the amount he would lose) to close the position) would be $40,000 ($50 - $48 = $2; $2 x 20,000 = $40,000), while its “notional” amount would fall to $960,000 ($48 x 20,000). In the case of OTC commodity derivatives, the concepts are the same. Note that the change in the notional value of the long position corresponds to its change in market value.

Taking a Leveraged Position.

Each Fund, on each trading day, takes a 200% leveraged exposure to each Index component. That is to say, it takes long or short futures positions, as the case may be, with an aggregate

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notional value equal to twice the amount of its net asset value. Due to the low margin requirements for futures trading discussed below, this is easily done.

To achieve a 200%, or 2X, leveraged long exposure, the same commodity trader simply establishes a long position (i.e., a contract to buy, or a bet that the price of WTI will rise) in 40,000 barrels of WTI for December delivery at a market price of $50 per barrel, instead of 20,000 barrels. The “notional” amount of the contract initially is $2,000,000 ($50 x 40,000), and its market value is zero. The trader is 2X levered, as his notional exposure is 2X his net asset value. As December approaches, the market price for a barrel of WTI for December delivery will rise or fall. If the market price of a barrel of WTI for December delivery rises to $52 per barrel, the market value of the contract (i.e., the amount of profit the futures trader would realize upon selling the contract or closing the position) would be $80,000 ($52 - $50 = $2; $2 x 40,000 = $80,000), while its “notional” amount would be $2,080,000 ($52 x 40,000). If the market price of a barrel of WTI for December delivery falls to $48 per barrel, the purchase price of the contract (i.e., the amount that the futures trader would have to pay (or the amount he would lose) to close the position) would be $80,000 ($50 - $48 = $2; $2 x 40,000 = $80,000), while its “notional” amount would be $1,920,000 ($48 x 50,000). In the case of OTC commodity derivatives, the concepts are the same. Note that the change in the notional value of the long position still corresponds to its change in value, even with the use of 2X leverage.

In a frictionless world (in which a pool holds only cash, interest rates are zero, expenses are zero, futures markets are never backwardated or contangoed, and Shares are never created or redeemed), once a pool has established long futures positions with an aggregate notional amount equal to the pool’s holdings of cash, the net asset value of the pool’s long positions automatically will move in tandem with the notional value of its derivatives positions - the value of the Fund’s derivatives positions plus the value of its cash will always add up to the notional value of its derivatives positions. But the world is not frictionless.

Notional Value v. Market Value of Short Commodity Derivatives Positions.

On the other side of the long position, someone has taken the short position (a long derivatives position cannot exist without an equal and offsetting short). For a trader that holds a short position, the notional value of the short position moves inversely to changes in the position’s value.

So, to use the same hypothetical, assume that on September 1 a futures trader with $1,000,000 in capital (i.e., hard dollars) establishes a short position (i.e., a contract to sell, or a bet that the price of WTI will fall) in 20,000 barrels of WTI for December delivery at a market price of $50 per barrel. The “notional” amount of the contract initially is $1,000,000 ($50 x 20,000), and its value is zero. The trader is unlevered, as his notional exposure does not exceed his capital base. As December approaches, the market price for a barrel of WTI for December delivery will rise or fall. If it falls to $48 per barrel, the market price of the contract (i.e., the amount for which the futures trader could sell the contract on the market and the amount of profit the futures trader would realize upon offset of the contract) would be $40,000 ($50 - $48 = $2; $2 x 20,000 = $40,000), while its “notional” amount would fall to $960,000. If the market price of a barrel of WTI for December delivery rises to $52 per barrel, the purchase price of the contract (i.e., the

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amount that the futures trader would have to pay (or the amount he would lose) to close the position) would be $40,000 ($52 - $50 = $2; $2 x 20,000 = $40,000), while its “notional” amount would rise to $1,040,000. Whichever way the price of WTI moves, the trader no longer is unlevered. If the price of WTI falls to $48 and he makes a profit of $40,000, his net asset value of $1,040,000 (i.e., his initial $1,000,000 in cash plus the $40,000 value of his short futures position) exceeds his notional exposure of $960,000 by $80,000, and he is negatively leveraged. If the price of WTI rises to $52 and he suffers a loss of $40,000, his notional exposure of $1,040,000 exceeds his net asset value of $960,000 (i.e., his initial $1,000,000 minus the $40,000 loss on his short futures position) by $80,000, and he is positively leveraged. To get back to an unlevered position, he must adjust, or rebalance, the notional amount of his short position.

In a 2X leveraged short position, the problem is multiplied by 2. If the price of WTI falls to $48 and he makes a profit of $80,000, his net asset value of $1,080,000 (i.e., his initial $1,000,000 in cash plus the $80,000 value of his short futures position) x 2, or $2,160,000, exceeds his notional exposure of $1,920,000 by $160,000, and he is leveraged by less than 2X. If the price of WTI rises to $52 and he suffers a loss of $80,000, his notional exposure of $2,080,000 exceeds his net asset value of $920,000 (i.e., his initial $1,000,000 minus the $80,000 loss on his short futures position) x 2, or $1,920,000 by $160,000, and he is leveraged by more than 2X. To get back to a 2X levered position, he must adjust, or rebalance, the notional amount of his short position.

Any change in the market price for WTI impacts the amount of synthetic leverage the short trader is carrying. A change in the market price can occur over the course of a month, a week, a day, an hour, or a minute. As a position moves further and further out-of-the-money, the amount of leverage embedded in the position increases, and the effect of further losses is magnified by the increased leverage caused by each increment of loss. As a position moves further and further in-the-money, the amount of leverage in the position decreases, and the effect of further profits is diminished by the decreased leverage caused by each increment of profit.

Summary of How Each Fund Maintains 2:1 Leveraged Positions.

Each Fund maintains an aggregate notional value in its futures positions equal to 2X of the Fund’s net asset value by establishing futures positions or closing futures positions, i.e., rebalancing, in response to orders from Authorized Participants to create or redeem Baskets. It also must rebalance its short portfolio to restore the correct 2:1 ratio between the aggregate notional value of its short positions and its net asset value. Both long and short positions must be further rebalanced to take into account the effect on the Fund’s net asset value of its interest income, expenses, the “roll yield” from rolling futures positions in backwardated markets, the “roll loss” from rolling futures positions in contangoed markets, and other sources of friction.

Margin Requirements for Futures Trading.

To establish a position in an exchange-traded futures contract, an investor simply makes a deposit of “initial margin” with a futures commission merchant. To establish a position in an OTC derivative, the counterparty may require an analogous deposit, depending upon the anticipated volatility of the derivative and the creditworthiness of the person seeking to establish the position. As the Commission has observed, initial margin is intended to secure the

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obligations of the investor under the contract and to protect those involved in the settlement process. Initial margin does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position. See, e.g., ICA Release 20313 (May 24, 2004), Section I.A.1., notes 21-23 and accompanying text. The amount of initial margin required to be deposited in order to establish a position in an exchange-traded futures contract varies from instrument to instrument depending, generally, on the historical volatility of the futures contract in question. They may be as low as 2% or less of the notional value of the position in the case of, for example, Treasury bill futures that historically have not exhibited much volatility. This implies that, in respect of a futures contract with a 2% initial margin requirement, without spending or borrowing any money, a futures trader with $1,000,000 in capital theoretically could establish a futures position (long or short) with an aggregate notional amount of $50,000,000, or a 50X synthetically leveraged position, if his entire capital base were deposited as initial margin. Determination of the amount of the required initial margin deposit in respect of a particular contract is made by the exchange on which the contract is listed. The deposit of initial margin provides assurance to futures commission merchants and clearing brokers involved in the settlement process that sufficient resources are likely to be on deposit to enable a client’s position to be closed by recourse to the initial margin deposit should the client fail to meet a demand for variation margin, even if changes in the value of the contract in question, which are marked to market from day to day, continue to reflect the contract’s historical volatility

Once a position has been established on a futures exchange, “variation margin” generally is credited or assessed at least daily to reflect changes in the value of the position. As the Commission has observed, in contrast to “initial margin,” “variation margin” represents a system of marking to market the futures contract’s value. See, e.g., ICA Release 20313 (May 24, 2004), Section I.A.1., notes 34-42 and accompanying text. In respect of an OTC derivative, the terms of the instrument may require equivalent credits or assessments. Thus, traders in exchange-traded futures contracts are assessed daily in an amount equal to that day’s accumulated losses in respect of any open position (or are credited daily with accumulated gains in respect of such position). As with initial margin, variation margin serves to secure the obligations of the investor under the contract and to protect those involved in the settlement process against the possibility that a client will have insufficient resources to meet its contractual obligations. Like initial margin, variation margin does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position. As discussed in Franklin R. Edwards and Cindy W. Ma, Futures and Options, New York, NY: McGraw-Hill Inc., 1992 (p. 39), “The purpose of margin deposits is to assure performance: to guarantee that both longs and shorts ultimately meet their contractual obligations. Margin deposits, therefore, are similar to posting a performance bond…The level of initial margin is different for different futures contracts. In general, it is directly related to the price volatility of the commodity that underlies the futures contract: the greater the price volatility, the higher is the initial margin requirement.”

To close a position in an exchange-traded futures contract, futures traders like the Funds simply offset (or liquidate) their contract obligations by entering into equal but offsetting futures positions. Similarly, to terminate a position in an OTC commodity derivative, either the contract

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will be terminated by means of a payment from one counterparty to the other in an amount equal to the value of the contract at that time, or an equal and offsetting OTC commodity derivative will be entered into between the same counterparties (in consideration of a payment in an identical amount) and both contracts will be held to maturity, at which time they offset one another. Upon termination of a position at a profit, no payment will be required to be made by the investor who established the position. Such investor will receive a payment representing the profit earned on the position and return of the initial margin deposited in connection with the establishment of the position. See Edwards & Ma for a detailed discussion about liquidating or settling a futures position, pp. 28-38. See also, Phillip McBride Johnson and Thomas Lee Hazen, Derivatives Regulation, New York, NY: Aspen Publishers, 2004, pages 28-29.

Conclusion.

Leveraging a commodity pool is as simple as placing an orders for contracts with an aggregate notional amount in excess of the pool’s net asset value. Tracking a commodity futures index is as simple as establishing positions in the contracts that comprise the index in the same proportions as the index weightings. Operating a leveraged pool is as simple as rebalancing the positions daily to maintain the correct ratios between the aggregate notional value of derivatives positions and the pool’s net asset value.

Please see pages 12-16 and 84-87.

13.

You disclose the notional value of a Fund’s underlying positions in each of its Long Index Futures Contracts and its Short Index Futures Contracts will be approximately equal to twice the value of each Fund’s holdings of United States Treasury and other high credit quality short-term fixed income securities and, as a result, the notional value of a Fund’s underlying positions in each of its Long Index Futures Contracts and its Short Index Futures Contracts will equal to +200% of the Fund’s Equity. This disclosure is difficult to understand. Please describe, in plain English, how you intend to achieve the 200% performance for each of the Funds.

Response:

We have modified the above referenced disclosure in response to the foregoing comment. Also, we refer you to our response to Comment 12.

Please see pages 79-81.

14.	Please explain the concept of “daily rebalancing.” For example, why is each Fund rebalanced on a daily basis?

Response:

Each Index is rebalanced daily in order to permit it to reflect the difference in the daily return between two specific market segments. By rebalancing each Index on a daily basis, each Index will then be comprised of equal amounts of both of its long and short Index Futures Contracts.

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Daily rebalancing of each Index will lead to different results that would otherwise occur if an Index, and in turn, its corresponding Fund, were to be rebalanced less frequently or more frequently than daily.

Because each Fund seeks to achieve its daily investment objective by tracking its corresponding Index on a daily and leveraged basis, each Fund will seek to rebalance daily both its long and short positions around the time of the NAV calculation. The purpose of daily rebalancing is to reposition each Fund’s investments in accordance with its daily investment objective. The Managing Owner uses a pre-determined model to generate trade orders for each Fund in order to ensure that each Fund will own approximately equal amounts of its long and short positions after daily rebalancing as described below. The value of a Fund’s long and short positions will vary throughout a trading day, and as a result, the proportion of a Fund’s holdings of its long and short positions will no longer be equal and will require rebalancing each trading day as described below. Rebalancing each Fund on a daily basis enables each Fund to improve its ability to track its corresponding Index and target its daily investment objective. Each Fund will only rebalance on business days when the NYSE Arca and the futures exchanges on which both the Long Index Futures Contracts and the Short Index Futures Contracts are open.

A Leveraged Fund will be rebalanced daily around the time of the NAV calculation in order to reestablish a target daily return equivalent to approximately +200% of its corresponding Index. A Leveraged Fund will buy or sell enough Long Index Futures Contracts (and/or other Financial Instruments, as applicable) until the long notional exposure is once again equivalent to approximately +200% of the value of the Fund’s Equity. Similarly, a Leveraged Fund will buy or sell enough Short Index Futures Contracts (and/or other Financial Instruments, as applicable) until the short notional exposure is once again equivalent to approximately -200% of the value of the Fund’s Equity.

A Leveraged Inverse Fund will be rebalanced daily around the time of the NAV calculation in order to reestablish a target daily return equivalent to approximately -200% of its corresponding Index. A Leveraged Inverse Fund will buy or sell enough Short Index Futures Contracts (and/or other Financial Instruments, as applicable) until the long notional exposure is once again equivalent to approximately +200% of the value of the Fund’s Equity. Similarly, a Leveraged Inverse Fund will buy or sell enough Long Index Futures Contracts (and/or other Financial Instruments, as applicable) until the short notional exposure is once again equivalent to approximately -200% of the value of the Fund’s Equity.

Upon daily rebalancing, the portfolio of a Fund will be comprised of approximately equally valued positions with respect to each of its Long Index Futures Contracts and Short Index Futures Contracts (and/or other Financial Instruments, as applicable). Immediately after rebalancing, the notional value of a Fund’s underlying positions in each of its Long Index Futures Contracts and its Short Index Futures Contracts (and/or other Financial Instruments, as applicable) will be equal to approximately twice the value of each Fund’s Equity.

Please see pages 9 and 80-81.

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Fees and Expenses, page 14

15.	Please revise to briefly explain why you expect the brokerage commissions and fees for the Funds to represent a different portion of each Fund’s net asset value.

Response:

The brokerage commissions and fees are expected to vary across Funds because the correlation, volatility and turnover rate for each of the underlying Index Futures Contracts differ on a Fund-by-Fund basis.

The “Fees and Expenses” section and related sections of the Pre-Effective Amendment have been revised accordingly.

Please see pages 27 and 129.

Breakeven Table, page 17

16.

Refer to footnote (2) to the table. Please tell us whether you expect each Fund to commence trading operations within the first year after its initial offering. If so, please revise footnote (2) to clarify that each Fund will be responsible for offering expenses incurred after the commencement of its trading operations. Also, expand the table to include an estimate for these expenses.

Response:

Based upon the context of Comment #16, we assume that Comment #16 intended to refer to footnote (3) and not footnote (2) of the Breakeven Table.

Because the Managing Owner expects that each Fund will commence trading operations contemporaneously with the commencement of the offering of the Shares, footnote (3) of the Breakeven Table has been revised to reflect that upon and after commencement of trading operations (which will occur contemporaneously with the commencement of the offering of the Shares), each Fund will bear the costs of its continuous offering of Shares and ongoing offering expenses. Such ongoing offering costs will be included as a portion of the Routine Operational, Offering, Administrative and Other Ordinary Expenses, as revised under footnote (4) of the Breakeven Table.

Please see pages 27, 30, 31 and 129.

The Risks You Face, page 21

17.

Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business or are vague and generic and do not adequately describe the risk that follows. We note the following non-exhaustive list of examples:

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  Use of Leverage Increases Brokerage Expenses, page 31;

  Shareholders Will Not Have The Protections Associated ..., page 39;

  Various Actual and Potential Conflicts Of Interest ..., page 39;

  Regulatory Changes Or Actions May Alter The Nature ..., page 40;

  Lack of Independent Advisers Representing Investors, page 40:

  Shareholders Do Not Have The Rights Enjoyed By ..., page 41;

  The Net Asset Value Calculation Of The Funds May ..., page 41;

  “Backwardation” Or “Contango” In The Market Prices ..., page 42;

  The Current Treatment of Long-Term Capital Gains ..., page 43;

  Investments In The Equity Index Futures Contracts ..., page 43;

  The Funds Are Subject To Issuer Risk; page 44;

  The Funds Are Subject to Stock Market Risk; page 44;

  You have No Recourse To The Index Sponsors Or Their ..., page 45;

  The Asset Class Underlying The Index Futures Contracts ..., page 46;

  The Equity/Bond Intercommodity Spread Funds Are ..., page 46; and

  The Impact of Environmental and Other Governmental ..., page 49.

  Please revise as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response:

We have revised the risk factor subheadings so that each one conveys a specific risk and the potential consequences to investors.

Please see Risk Factors (2), (3), (10) (formerly Risk Factor (9)), (11) (formerly Risk Factor (10)), (14) (formerly Risk Factor (13)), (19) (formerly Risk Factor (18)), (35) (formerly Risk Factor (33)), (36) (formerly Risk Factor (34)), (37) (formerly Risk Factor (35)), (40) (formerly Risk Factor (38)), (42) (formerly Risk Factor (40)), (44) (formerly Risk Factor (42)), (45) (formerly Risk Factor (43)), (47) (formerly Risk Factor (45)), (51) (formerly Risk Factor (49)), (53) (formerly Risk Factor (51)), (58) (formerly Risk Factor (54)), (59) (formerly Risk Factor (55)), (62) (formerly Risk Factor (58)), (65) (formerly Risk Factor (61)), (67) (formerly Risk Factor (63)), (68) (formerly Risk Factor (64)), (69) (formerly Risk Factor (65)), (75) (formerly Risk Factor (71)), and (76) (formerly Risk Factor (72)).

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(2) For Periods Longer Than A Single Trading Day, The Cumulative …, page 23

18.

Please limit this risk factor to information that is necessary to understand the risk and to place the risk in context. The examples and graphs you have provided are more appropriate elsewhere in the prospectus, where you discuss the investment objectives of the Funds. Similarly, limit the examples you have included throughout the risk factors section. Also, if you retain this disclosure elsewhere in the prospectus, please revise to more clearly describe the assumptions that were used to generate each of the simulations.

Response:

We have revised, simplified and limited this risk factor to information that is necessary to understand the risks and we have placed the risks in context.

We respectfully submit that Risk Factor (2) is similar to the risk factor on pages 16-18 of the current ProShares Trust II Prospectus dated December 4, 2009 (SEC Registration No. 333-163511) (the “ProShares Prospectus”). Additionally, the graphs included with Risk Factor (2) are substantially similar to the graphs in the ProShares Prospectus. Because the graphs provide a visual representation of the concepts underlying the risk factor, we believe that the graphs simplify the verbal description of the concepts in Risk Factor (2) and therefore provide clarity for potential investors. We respectfully submit that retaining the graphs within Risk Factor (2) is a much more logical solution than removing the graphs from Risk Factor (2).

The disclosure regarding the assumptions underlying the graphs has been simplified and clarified.

Please see Risk Factor (2) on pages 36-39.

19.

The fifth paragraph of this risk factor is difficult to understand as it contains many terms that are undefined, such as “roll yield,” “index volatility,” “standard deviation,” and “natural logarithms.” Additionally, your discussion of how index volatility is calculated is difficult to understand. Please revise to describe these concepts in plain English. Please refer to Rule 421.

Response:

The fifth paragraph of the original Risk Factor has been simplified.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 25	|	NEW YORK

Please see Risk Factor (2) on page 38.

(3) For Periods Longer Than A Single Trading Day ..., page 25

20.	Please revise to more clearly explain how this risk factor is different from the risks described in risk factor (2).

Response:

Please note that Risk Factor (2) focuses on the compounding effect which causes tracking error and therefore prevents a Fund from returning either +200% or -200% of the changes in the value of the corresponding Index for periods longer than a single trading day.

Risk Factor (3) focuses on the probability that an investor’s returns will not correspond to either +200% or -200% of the simple difference in the total return between the Long Sub-Index and the Short Sub-Index for holding periods longer than a single trading day.

Risk Factor (2) focuses on the Index level while Risk Factor (3) focuses on the Sub-Index level. Risk Factor (3) has been revised and is now clearly distinguishable from Risk Factor (2).

Please see Risk Factor (3) on pages 36-42.

(4) Market Volatility, Which Is Amplified By the Use of Leverage, May …, page 26

21.

Please explain the concept of “monte carlo simulations” as it relates to simulated fund returns. Please also explain what it means when you state that the simulated fund returns represent the median leveraged final return for all samples within a range of +0.5% and -0.5% of the unleveraged final Index Return.

Response:

We have revised the disclosure to explain Monte Carlo simulations and we have also revised the disclosure to explain that with respect to each Index volatility assumption, 100,000 samples were chosen randomly and only those unleveraged index returns that were flat (i.e. within a range of -0.5% and +0.5%) over a one-year period were retained.

Please see Risk Factor (4) on pages 44-45.

(13) Net Asset Value May Not Always Correspond to Market Price …, page 32

22.	Please clarify how this risk factor differs from risk factor (49), which also addresses the net asset value calculation of the Funds.

Response:

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 26	|	NEW YORK

Please note that Risk Factor (14) (formerly Risk Factor (13)) addresses inherent factors (e.g., supply and demand forces in the secondary market and non-concurrent trading hours between the NYSE Arca and the various futures exchanges) that may cause the net asset value of each Fund to deviate from the secondary market value of its Shares. In contrast to Risk Factor (14), Risk Factor (51) (formerly Risk Factor (49)) addresses unusual or extraordinary circumstances (e.g. operation of daily limits at an affected futures exchange) that may cause the net asset value of each Fund to deviate from the secondary market value of its Shares.

We have revised the titles of both Risk Factors accordingly.

Please see Risk Factor (14) and Risk Factor (51) on pages 50-51 and 62.

(18) Because Each Fund Seeks To Track The Changes …, page 35

23.	Please expand this risk factor to discuss the specific adverse impact on investors and the Fund if a Fund loses an amount greater than its net assets.

Response:

Because the Shares of each Fund are fully paid and non-assessable limited liability investments, investors may not lose more than the amount that they invest plus any undistributed profits recognized on their investment, subject to certain bankruptcy laws. However, Shareholders could be required, as a matter of bankruptcy law, to return to the estate of such Fund any distribution they received at a time when the Fund was in fact insolvent or in violation of its Trust Declaration. In addition, although the Managing Owner is not aware of this provision ever having been invoked in the case of any public futures fund, Shareholders agree in the Trust Declaration that they will indemnify the Fund for any harm suffered by it as a result of (a) Shareholders’ actions unrelated to the business of the Fund, or (b) taxes imposed on the Shares by the states or municipalities in which such investors reside.

Upon a Fund’s insolvency (e.g. if such Fund’s losses exceed its net assets), the investors would be wiped-out and the Managing Owner would commence the dissolution process.

For example, assuming that an Index has moved more than 50% in a direction that is adverse to its corresponding Fund, the Fund’s liabilities would exceed its assets, and therefore become insolvent. The Fund will not be able to satisfy the margin calls that it receives from its Commodity Broker. As a result, the Commodity Broker will close out all of the Fund’s positions in the Index Futures Contracts. In turn, assuming that the sale of the Fund’s assets remain less than the outstanding liabilities, the Commodity Broker may then sue the Shareholders, the Managing Owner and the Fund.

The Shareholders should not be liable for the debts of the Fund because the Shareholders own (a) fully paid and non-assessable limited liability investments, and (b) under the terms of each Amended and Restated Declaration of Trust, Shareholders “shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of Delaware and no Limited Owner shall be liable

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 27	|	NEW YORK

for claims against, or debts of the Trust or the applicable Fund in excess of its Capital Contribution and its share of the applicable Fund Trust Estate and undistributed profits . . . In addition, . . . the Trust or the applicable Fund shall not make a claim against a Limited Owner with respect to amounts distributed to such Limited Owner or amounts received by such Limited Owner upon redemption unless, under Delaware law, such Limited Owner is liable to repay such amount.”

Under the terms of each Amended and Restated Declaration of Trust, the Managing Owner will not be liable for the debts of each Fund. Therefore, the Managing Owner should not be liable to the Commodity Broker.

Because the Fund will have no assets, the Commodity Broker will not be able to collect from the Fund. The Commodity Broker should ultimately become responsible for the Fund’s losses on its futures positions in excess of the Fund’s margin deposits.

We have revised Risk Factor (19) (formerly Risk Factor (18)) accordingly.

Please see Risk Factor (19) on pages 53-54.

(25) A Computer Systems Failure Could Result In Losses For the Funds, page 36

24.	Please briefly disclose why the Managing Owner’s strategies are dependent to a significant degree on the proper functioning of its internal computer systems.

Response:

The above Risk Factor has been revised to briefly disclose why the Managing Owner’s strategies are dependent to a significant degree on the proper functioning of either its or it’s third party’s computer systems.

Please see Risk Factor (27) (formerly Risk Factor (25)) on page 56.

(33) You Cannot Be Assured Of The Managing Owner’s Continued Services ..., page 38

25.	Please expand this risk factor to describe in greater detail how the Funds may be adversely affected if the Managing Owner discontinues its service to the Funds.

Response:

We have expanded this risk factor to disclose that the Funds may be terminated if the Managing Owner discontinues its service to the Funds.

Please see Risk Factor (35) (formerly Risk Factor (33)) on page 57.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 28	|	NEW YORK

(38) Shareholders Will Not Have The Protection Associated With …, page 39

26.	Please briefly disclose the regulatory protections that investors will not have as a result of the Funds not being registered as investment companies under the Investment Company Act of 1940.

Response:

We have expanded this risk factor to disclose certain regulatory protections that investors will not have as a result of the Funds not being registered as investment companies under the Investment Company Act of 1940.

Please see Risk Factor (40) (formerly Risk Factor (38)) on page 59.

(71) The Value Of The Shares Of The Oil/Equity Intercommodity Spread Fund Relates Directly To The Value Of The Oil Index Futures Contracts …, page 49

27.

Please revise to more clearly distinguish the risks described in this risk factor from the risks described in risk factor (74), which addresses fluctuations in the price of the oil index futures contracts.

Response:

We have combined the former Risk Factor (74) with the former Risk Factor (71) as applicable.

Please see Risk Factor (75) on pages 72-73.

(73) The Occurrence Of A Terrorist Attack, Or The Outbreak …, page 50

28.	Please specifically explain how the occurrence of a terrorist attack or the other factors that you disclose could adversely affect the value of Oil/Equity Intercommodity Spread Fund shares.

Response:

We have revised Risk Factor (77) (formerly Risk Factor (73)) to specifically explain how the occurrence of a terrorist attack or other factors disclosed in this Risk Factor could adversely affect the value of the Oil/U.S. Equity Relative Value Fund Shares.

Please see page 73.

(77) Widening Interest Rate Differentials Between The Cost Of Money ..., page 51

29.	Please briefly explain the concepts of selling gold forward, hedging and short selling as they relate to this risk factor.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 29	|	NEW YORK

Response:

The concepts of selling gold forward, hedging and short selling have been briefly explained as they relate to this risk factor.

Please see Risk Factor (80) (formerly Risk Factor (77)) on pages 74-75.

Investment Objectives Funds, page 52

30.	Please briefly explain the concepts of “base date” and “base weight.” Also, clarify how +100% base weight is calculated.

In an effort to simplify the disclosure in a manner consistent with the plain English requirements, the references to “base date” and “base weight” have been removed from the section “Investment Objectives Funds.” However, the concepts of “base date,” “base weight” and the references to +100% base weight have been further explained under the section “Description of the S&P Factor IndexTM Series.”

Please see pages 78-79 and 93.

31.

You disclose that if the Managing Owner determines that it has become impracticable or inefficient for any reason for the Funds to gain full or partial exposure to any Index Futures Contracts, the Funds may take certain other actions. Please also disclose whether and how Fund shareholders will be informed of such actions by the Managing Owner.

Response:

In the original Registration Statement, the Managing Owner was initially required to make the determination whether or not it had “become impracticable or inefficient for any reason for the Funds to gain full or partial exposure to any Index Futures Contracts” before a Fund was permitted to invest in an instrument that would serve as a substitute to the original Index Futures Contract that a Fund had originally included in its portfolio.

The Managing Owner has reconsidered its original approach as described above and has made the determination that it will require maximum flexibility with respect to retaining the ability to invest in alternative Financial Instruments in light of each Fund’s requirement to rebalance on a daily basis. Although the Managing Owner does not expect to invest in Financial Instruments unless certain market events such as disruptions or other incidents cause illiquidity in the Index Futures Contracts or otherwise adversely affected a Fund and prevented such a Fund from establishing the proper number of positions in the Index Futures Contracts, the Managing Owner believes that having such flexibility will permit it to act promptly and in the best interests of the Shareholders in light of problematic markets.

Because Shareholders have been advised that a Fund has the option of investing in one or more Financial Instruments, the Managing Owner will not be required to file, for example, a Current

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 30	|	NEW YORK

Report of Form 8-K or an amendment to the Prospectus under Rule 424 of the Securities Act, to separately disclose a Fund’s investment in one or more Financial Instruments.

However, Shareholders will be informed of a Fund’s investment in one or more Financial Instruments via the below resources.

Pursuant to CFTC Regulation 4.22, a commodity pool operator such as the Managing Owner is required to deliver monthly Account Statements to purchasers of Shares. Because of the administrative and logistical issues associated with complying with the delivery requirement under Regulation 4.22, the Managing Owner expects to receive exemptive relief from the CFTC upon effectiveness of the Registration Statement. In lieu of the delivery requirement under Regulation 4.22, the CFTC’s exemption is subject to the requirement that a Fund publishes its monthly Account Statement on its website within 30 days after the end of a month. The monthly Account Statement of each Fund discloses its monthly performance. Furthermore, should a Fund commence investing in one or more Financial Instruments, the Fund’s monthly Account Statement will reflect that such Fund has invested in the Financial Instruments and will also reflect the performance of the Financial Instruments.

In addition to each Fund’s monthly Account Statement, each Fund’s Form 10-Q or Form 10-K that immediately follows an initial investment in Financial Instruments will also reflect such positions.

Therefore, because of the monthly Account Statements and the Form 10-Q or Form 10-K, the Managing Owner respectfully submits that interested Shareholders will have access to resources that are readily available and such resources will provide the relevant information on a timely basis.

The Prospectus has been revised to reflect that interested Shareholders will be informed that a Fund has invested in Financial Instruments through its monthly Account Statement that will be posted on the Fund’s website at [___________] and that each Fund’s periodic reports on Form 10-Q and/or Form 10-K will also reflect any Financial Instruments that have been established on behalf of each Fund.

Please see pages 87-88.

Description of the S&P Factor Index Series, page 58

32.

Please tell us whether Standard & Poor’s Financial Services publishes information about the Factor Index Series, including the composition of each Index and the daily value of each index and its underlying sub-indexes. We note disclosure on page 63 indicating that the Index Sponsor publishes the Closing Level of each Index daily. Please revise to clarify where this information is published. Also, please explain why each Index has its own symbol on the NYSE Arca. It is not clear how there could be a market for an Index.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 31	|	NEW YORK

Response:

The Index Sponsor will publish the intra-day level of each Index, which will be available to subscribers. (The intra-day level of each Index is also published once every fifteen seconds throughout each trading day on the consolidated tape, Reuters and/or Bloomberg, or any successor thereto.) The composition of each Index will be reflected through the intra-day changes in the levels of the underlying Sub-Indexes.

The Index Sponsor will publish the Closing Level of each Index and the Sub-Indexes S&P 500® Futures Excess Return Index, S&P 30 Year Treasury Bond Futures Excess Return Index and S&P U.S. Dollar Futures Excess Return Index daily at the Index Sponsor’s website http://www.standardandpoors.com/indices/main/en/us/. The Index Sponsor will publish the Closing Level of the Sub-Indexes S&P GSCI® Crude Oil Excess Return Index and S&P GSCI® Gold Excess Return Index daily at the Index Sponsor’s website http://www.standardandpoors.com/indices/sp-gsci/en/us/?indexId=spgscirg--usd----sp------.

We have revised the disclosure to indicate the above.

Please see pages 99-100. See generally pages 2-3 and 89-90.

Each Index has a unique ticker symbol on the NYSE Arca in order to disseminate both the end of day Index closing levels and the intra-day indicative levels of each applicable Index. By referring to an Index’s ticker symbol throughout the day, the public or a professional investor gains additional information that may assist them with the trading of their Shares. If the intra-day indicative levels of an Index trend in a specific direction, investors and market professionals have an additional source of information that may aid them with respect to the trading of the Shares. For example, if the intra-day indicative levels of an Index diverge significantly and sufficiently from the net asset value of a Fund during a trading day, an investor or a market professional may decide to either buy or sell Shares of a Fund, as applicable. As a result, such arbitrage trades may tighten the tracking between the market price of a Fund and the intra-day indicative levels of an Index and thus may be beneficial to all market participants.

Therefore, the existence of a ticker symbol for each Index serves as an additional source of information for the public. The existence of a ticker symbol for each Index is not indicative of a market for an Index because the Indexes are not directly investible products.

Indexes, page 59

33.

We note that both the S&P U.S. Equity Risk Premium Total Return Index and the S&P 500 Non-US Dollar Index include the S&P 500 Futures Excess Return Index. Please revise to explain why the composition of the S&P 500 Futures Excess Return Index is described differently for each of the primary Indexes. Currently, it is not clear what you mean when you state that an Index “is constructed from” various contracts.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 32	|	NEW YORK

Response:

Please note that the original discrepancy has been eliminated.

Please see pages 93-94.

34.

Please revise to more thoroughly explain how the Indexes are designed to reflect the daily differences in the changes between the value of the Equity Index Futures Contract and the other contracts measured by each Index.

Response:

The disclosure has been revised to more thoroughly explain how the Indexes are designed to reflect the daily differences in the changes between the value of the Index Futures Contracts underlying each Index.

Please see page 93.

Composition of Indexes, page 62

35.	Please describe in more detail the components of each index and sub-index and disclose the weighting of each component contract to the overall index or sub-index.

Response:

Additional detail with respect to each Index and each corresponding Sub-Index has been included.

The Pre-Effective Amendment has been revised to reflect that the Index Base Weight of 200% (as of each Base Date and upon daily rebalancing) is the sum of the Long Sub-Index Base Weight of 100% and the Short Sub-Index Base Weight of 100%.

In response to the Staff’s comment regarding the weighting of each component Index Futures Contract, please note that each Index Futures Contract’s component weight is reflected through its Sub-Index Base Weight.

Please see pages 97-99.

36.

You disclose that the composition of each Index may be adjusted in the event that the Index Sponsor is not able to calculate the closing prices of the Index Futures Contracts. Please also disclose the situations in which the Index Sponsor would not be able to calculate closing prices of the Index Futures Contracts and how Fund shareholders would be informed of such adjustments.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 33	|	NEW YORK

Response:

The Index Sponsor would not be able to calculate the closing levels of an Index if, for example, the settlement price of an Index Futures Contract becomes unavailable. The settlement price of an Index Futures Contract becomes unavailable if such an Index Futures Contract could not be liquidated due to the operation of daily limits, certain rules of the applicable exchange, or due to possibly unforeseeable circumstances. Any adjustments made to the Indexes will be published on the Index Sponsor’s website http://www.standardandpoors.com/indices/main/en/us/, or any successor thereto. Additionally, the Managing Owner will notify Shareholders of any change in an Index by filing with the SEC a supplement to this Prospectus and a Form 8-K, which will be publicly available at www.sec.gov and at the Managing Owner’s website at www.[____].com.

Please see page 98.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

37.

Please revise the Liquidity discussion to disclose the estimated amount of margin that each Fund will be required to maintain for its trading contracts. Also, please describe the potential for margin calls, as disclosed on page 121, and disclose the source of funds you will use to meet those requirements. We note the discussion of margin deposits in the Use of Proceeds section but we believe that this information is also relevant to your discussion of liquidity.

Response:

     We have revised the “Liquidity and Capital Resources” section to (i) disclose the estimated amount of margin that each Fund will be required to maintain for its Index Futures Contracts, (ii) describe the potential for margin calls, (iii) disclose the source of funds that a Fund will use to meet a margin call. Notwithstanding the foregoing, we respectfully submit that the requested disclosure regarding margin calls relates to the functioning of the futures markets and their settlement systems, not the businesses of the Funds, their liquidity, or any other aspect of their financial condition or results of operations. The initial margin requirements and variation margin requirements applicable to each Fund are not particular to any of the Funds. Rather, these requirements are applicable to all participants in the futures markets to the same extent, including persons on the other side of the futures positions taken by the Funds. The applicability of these rules to the Funds is no different from their applicability to any other person of any description who establishes and maintains futures positions, thus providing an assurance of liquidity in their futures positions to all market participants, including the Funds. We refer you to our response to Comment 12.

Please see pages 125-126.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 34	|	NEW YORK

38.

Refer to the second column on page 65. Please expand the disclosure to describe in greater detail the Managing Owner’s procedures for limiting market and credit risk. Discuss how the Managing Owner will determine the creditworthiness of counterparties and quantify the limit on margin or premium required for any one futures contract or all futures contracts combined.

Response:

The Funds do not take any steps to limit market risk in their long or short futures positions. The Long Index Futures Contracts are intended to, and do in fact, constitute a risk position in the market for the relevant commodity that each Fund maintains whether the value of the Long Index Futures Contract, and the level of the Long Sub-Index to which it relates, is rising, falling or flat. Similarly, the Short Index Futures Contracts are intended to, and do in fact, constitute a risk position in the market for the relevant commodity that each Fund maintains whether the value of the Short Index Futures Contract, and the level of the Short Sub-Index to which it relates, is rising, falling or flat. To take steps to limit market risk would be antithetical to the very purposes of the Fund.

With regard to the credit risk associated with exchange-traded futures and the margin requirements of the Funds’ trading activities, we refer you to our response to Comment 12 and submit that the disclosure as written is correct and complete in all material respects and consistent with the disclosure produced by similarly situated participants in the futures markets. With respect to swaps, forward contracts and other OTC derivatives, we have expanded the disclosure to describe the steps the Managing Owner will take to control counterparty credit risk in these instruments.

Please see pages 126-127.

Conflicts of Interest, page 72

39.

You state that prospective investors should be aware that the Managing Owner intends to assert that shareholders have, by subscribing for shares of a Fund, consented to certain conflicts of interest in the event of any proceeding alleging that such conflicts violated any duty owed by the Managing Owner to investors. Disclaimers of this nature are not appropriate. Please remove this statement and similar statements made elsewhere in the prospectus. For example, on pages 76 and 77, you disclose that the general fiduciary duties which would otherwise be imposed on the Managing Owner are replaced by the terms of the Trust Declarations to which terms all shareholders, by subscribing to the shares, are deemed to consent, and that the Managing Owner intends to raise conflict of interest disclosures and this consent as a defense in any proceeding brought seeking relief based on the existence of such conflicts of interest.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 35	|	NEW YORK

Response:

     We respectfully submit that the current disclosure is adequate, appropriate and consistent with the disclosure of other exchange-traded public commodity pools.

     We respectfully submit that the above-referenced disclosures are not disclaimers. Each of the above-referenced disclosures are merely descriptions of certain material provisions of the Declaration of Trust of each Fund.

     We note that each of the iShares® S&P GSCITM Commodity-Indexed Trust (Registration No. 333-160440), PowerShares DB Commodity Index Tracking Fund (Registration No. 333-125325), Greenhaven Continuous Commodity Index Fund (Registration No. 333-158421) and United States Oil Fund, LP (Registration No. 333-124950), include substantially similar language.

Management; Voting by Shareholders, page 77

40.

You disclose that shareholders of each Fund take no part in the management or control of each Fund. You also disclose that owners of [10%] of the outstanding shares owned by shareholders have the right to bring a matter before a vote of the shareholders. These two disclosures seem to be in contradiction. Please revise to explain how they are consistent. For example, is a vote of shareholders merely a non-binding recommendation that the Managing Owner of a Fund may disregard?

Response:

We respectfully disagree that the statement that shareholders take no part in the management or control of each Fund and the statement that owners of [30]% (formerly [10]%) of the outstanding Shares have a right to bring a matter before a vote of the Shareholders are contradictory. Shareholders take no more part in the management or control of the day-to-day business and operations of the Funds than the shareholders of a public corporation take part in the day-to-day business and operations of the corporation.

Nevertheless, pursuant to the Trust Declarations, the shareholders do have a few material rights, such as the right, by majority vote, to remove the Managing Owner and compel the dissolution of each Fund. Voters holding [30]% (formerly [10]%) of the outstanding Shares can bring this matter before the Shareholders.

In light of the foregoing, we submit that the disclosure is not contradictory, is accurate, and describes faithfully certain material terms of the Trust Declarations.

Please see pages 139-140.

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 36	|	NEW YORK

Plan of Distribution, page 93

Initial Purchaser, page 93

41.

Refer to the first paragraph on page 94. Please tell us why you believe that the Initial Purchaser will not act as an Authorized Participant with respect to the initial Basket of a Fund and how its activities with respect to the initial Basket of a Fund will be distinct from those of an Authorized Participant. This seems to be inconsistent with other disclosure in the prospectus indicating that the Initial Purchaser will be the first Authorized Participant.

Response:

We have deleted the above referenced paragraph.

Please see page 157.

Likelihood of Becoming a Statutory Underwriter, page 94

42.	We note that the Initial Purchaser will purchase shares with an intent to offer those shares for sale the public. Please revise to disclose that the Initial Purchaser is acting as an underwriter.

Response:

We have revised the sub-section “Likelihood of Becoming a Statutory Underwriter” to reflect that the Initial Purchaser will be deemed to be a statutory underwriter.

Please see page 159.

Item 16. Exhibits and Financial Statements, page II-2

43.

Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response:

We have submitted all exhibits to the extent possible as of the date of this filing.

We are filing draft copies of the legal and tax opinions for your review.

* * *

KAREN J. GARNETT	|
MAY 24, 2010	|
PAGE 37	|	NEW YORK

     If you have any further questions or comments, please do not hesitate to call me at (212) 839-5609.

Sincerely,

/s/ James C. Munsell James C. Munsell